

January 13, 2015

United States Securities and Exchange Commission
Washington, D.C 20549

Attn: Maryse Mills-Apenteng
         Special Counsel

Re: Bulova Technologies Group, Inc.
         Form 10-K for the Fiscal Year Ended September 30, 2013, Filed January 13, 2014
         Form 10-Q for the Fiscal Quarter Ended June 30, 2014, Filed August 19, 2014
         File No. 000-09358

This letter is in response to your comment letter dated December 23, 2014. The letter contained nine comments of which we will respond to in order by restating the comment and providing a response as follows:

General:

1. We note your response to prior comment 1 and your revised legal proceeding disclosure. Please revise to clarify the date on which Bulova Technologies Ordnance Systems LLC ('Ordnance") first appealed the U.S. Army's termination to the Armed Services board of Contract Appeals. According to the Board's decision dated January 28th, 2014, you first appealed on October 26, 2010, thus commencing formal legal proceedings at that time.

   This typographical error has been corrected. Please see Item 3.Legal Proceedings.

2. We note response to prior comment 2 and your proposed disclosure on page 9 of your draft amendment that "in the Company's opinion, (you) would not have any material adverse effect because of Ordnance, as a discontinued operation, has no assets to satisfy any such potential liabilities." You further opine that you do "not believe that the sale of the assets can be reversed (upon creditors' rights theories) or that Bulova Technologies Group can be held liable for this potential obligation of Ordnance." Please provide us a detailed analysis that supports management's belief that the registrant or any other of its subsidiaries could not be held liable for the debts of Ordnance or liable through fraudulent conveyance statutes. Otherwise, please remove these disclosures and prominently disclose the risks to the registrant should the U.S. Army prevail in litigation against both Ordnance and the registrant. In your management's discussion and analysis, you should quantify the size of the potential claim and its effect on your liquidity and/or solvency.

   Management's disclosures regarding its beliefs in connection with Fraudulent Conveyance have been removed (please see Item 3.Legal Proceedings). Management, Discussion and Analysis of Financial Condition and Results of Operations now contains reference to the potential effect on the Company. Additionally, Management's position on the likelihood of the success of any Fraudulent Conveyance action by the U.S. Government, if asserted, is set out in the attached General Counsel's letter.

3. We note your response to prior comment 3 regarding your failed attempts to obtain novation agreements from the Department of Defense for the contracts that were conveyed to the purchaser (entities owned by L.C. Bowman) of the assets of your Ordnance subsidiary. In light of the U.S. government's refusal to grant the novation and the asset purchaser's refusal to perform the contracts without the novations, please clarify the potential liability to you and/or Bulova Technologies Ordnance Systems LLC should the government terminate the three remaining contracts. It is unclear, for example, whether these contracts involve penalties or prepaid government funds that may be returned if the contracts are terminated.

> The Company has inserted a paragraph at the end of Item 1. "Government Contracts" entitled "Terminated Contracts" to address this concern. This concern is further addressed at Item 3. Legal Proceedings.

4. We further note that the companies owned by L.C. Bowman paid $11,200,000 to purchase the assets of Ordnance in October 2012. Please revise to clarify whether your inability to transfer these contracts to Bulova Technologies Ordnance Systems LLC with the consent of the U.S. government may result in claims by L.C. Bowman and/or Bulova Technologies Ordnance Systems LLC pursuant to the terms and conditions of the Asset Purchase Agreement filed with your Form 8-K on August 21, 2012.

> The Company has revised Item 3. Legal Proceedings to address this concern.

Business, page 4

5. In your responses to prior comments 5 and 6 and the revisions in your draft amendment you indicate that Bulova Technologies (Europe) LLC is not currently generating revenue and may be halting its government contracting programs. However, on page 17 of your Form 10-Q filed on August 19, 2014, you disclose that you have generated nearly $1.6 million in "Government Contracting" revenue for the nine months ended June 30, 2014. Please advise us of the nature of this government contracting revenue and clarify whether it relates to business operations or contracts that existed as of September 30, 2013.

> This revenue resulted from deliveries pursuant to contracts which existed as of September 30, 2013.

6. We note your response to prior comment 7 regarding your U.S. government contracts that may have a material adverse impact on your business. Please describe the material terms of the four U.S. Army contracts, including the three that were sold to Bulova Technologies Ordnance Systems LLC and file them with your amendment or supplementally provide them to us. Your description of the contracts should include any material quantitative terms and prepayments by the U.S. Army.

The three contracts transferred are described in Item 3.Legal Proceedings and at Item 1.Government Contracts.. They are also attached as Exhibits. The BPA is discussed at Item 1.Business "Government Contracts", first paragraph. It is also attached as an Exhibit.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations Continuing Operations, page 9</u>

7. Since the U.S. Government contract noted in our prior comment appears to have required invoicing, delivery and acceptance, please tell us why you believe that revenue recognition for amounts that were never invoiced, delivered, nor accepted is appropriate based on the criteria set forth in ASC 912. In addition, to the extent that items were neither invoiced nor delivered at the time of the contract termination, tell us how you determined that a contract termination, based on the facts you provide, would result in a change in estimate.

We have amended the Form 10K for the year ended September 30, 2013 to remove all disclosures relative to income recognition as a result of this contract termination, and have included deferred revenue in liabilities of discontinued operations.

8. Please tell us what consideration you gave, at the time of contract termination, to the requirement in ASC 912-225-45-3 that any items the contractor retains without claim for cost or loss shall remain as inventory or deferred charges in the contractor's accounts. To the extent that you subsequently filed claims, in light of the contract termination, at default, by the Government and the related litigation against you, tell us in detail why you believe that your claims have merit and meet all of the conditions set forth in your response to our prior comment 4, prior to all the related litigation being resolved in your favor.

We did not retain any items relative to the terminated contracts that could have been held in inventory. In Item 3. Legal Proceedings, we have cited as the basis for our claims the decision of the ASBCA dated January 2014.

<u>Exhibits</u>

9. We note your response to prior comment 14 regarding the prospective filing of required exhibits relating to fiscal 2013 with your Form 10-K for the fiscal year ended September 30, 2014. In light of the fact that you will amend your Foim10-K for the fiscal year ended September 30, 2013 in response to comments, please file the required exhibits with your amended 10-K and update the exhibit index accordingly. In addition, ensure that your Form 10-K for the fiscal year ended September 30, 2014 complies with the requirements of Item 601 of Regulation S-K.

All of the required Exhibits are attached.

The Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Stephen L. Gurba
Stephen L. Gurba
Chief Executive Officer



January 13, 2015

<u>Via E-Mail</u>

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C 20549

Attn: Maryse Mills-Apenteng, Special Counsel

Re: Bulova Technologies Group, Inc.
Comment 2 of the Electronic Mail Dated December 23, 2014 from the Staff of the Securities and Exchange Commission
File No. 000-09358

Ladies and Gentlemen:

The Office of the General Counsel of Bulova Technologies Group, Inc. (the "<u>General Counsel</u>") hereby submits this letter on behalf of Bulova Technologies Group, Inc. and its subsidiaries ("<u>Bulova</u>" and together with its subsidiaries, collectively referred to herein as the "<u>Company</u>") in response to comments from the staff (the *"<u>Staff</u>"*) of the Securities and Exchange Commission (the "<u>Commission</u>") received by electronic mail dated December 23, 2014 (the "<u>Letter</u>") relating to the Company's Form 10-K for the Fiscal Year Ended September 30, 2013 and, in part, a wholly owned subsidiary of Bulova, Bulova Technologies Ordnance Systems, LLC ("<u>Ordnance</u>"). The numbered paragraph below corresponds to the numbered comment in the Letter and the Staff's comment is presented in bold italics. The Letter contained nine comments of which we will respond to comment 2 by restating the comment and providing a response. General Counsel is furnishing this memorandum at the request of the Staff and the Company.

<u>Form 10-K for the Fiscal Year Ended September 30, 2013</u>

<u>Comment #2</u>

We note your response to prior comment 2 and your proposed disclosure on page 9 of your draft amendment that "in the Company's opinion, [you] would not have any material adverse effect because Ordnance, as a discontinued operation, has no assets to satisfy any such potential liabilities." You further opine that you do "not believe that the sale of the assets can be reversed (upon creditors' rights theories) or that Bulova Technologies Group can be held liable for this potential obligation of Ordnance." Please provide us a detailed analysis that supports management's belief that the registrant or any other of its subsidiaries could not be held liable for the debts of Ordnance or liable through fraudulent conveyance statutes. Otherwise, please remove these disclosures and prominently disclose the risks to the registrant should the U.S. Army prevail in litigation against both Ordnance and the registrant. In your management's discussion and analysis, you should quantify the size of the potential claim and its effect on your liquidity and/or solvency.

Response

In the General Counsel's opinion, the sale of the assets of Ordnance (the "Transfer") would not reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise), or results of operations of the Company because, assuming the U.S. Army were to pursue such theories of liability, the U.S. Army is unlikely to prevail in: (1) defeating the Transfer as a fraud on creditors under the Uniform Fraudulent Transfer Act to impose liability on the Company; and (2) piercing the corporate veil between Bulova and Ordnance to hold Bulova personally liable for the corporate debts and obligations of Ordnance, each of which is required to be established by a preponderance of the evidence. It is axiomatic that the owner of property possesses the right to dispose of all or any interest in such property as management sees fit, especially to pay third party creditors. A fraud upon creditors consists of statutorily defined acts by the debtor to prevent creditors from recovering their just debts by withdrawing property from their reach. The facts do not suggest a fraud was committed or raise a presumption of fraud, as the Transfer was not made to interfere with the rights of the U.S. Army. In form and in substance, the Transfer was executed on an arm's length basis at fair market value and motivated by good and sound business judgment. Any remedy provided by Florida law as to fraudulent conveyance would be against the transferee, the third party. Further, limited liability is an exceedingly important attribute of incorporation and, in turn, principles of equity require a creditor to bear the burden of overcoming the presumption of owner immunity. That is to say, even if the Transfer was a voidable fraudulent conveyance under Florida law and Ordnance is found ultimately to be liable to the U.S. Army, it does not mean that the corporate form is automatically disregarded. There is no evidence of manipulation or undue control by Bulova of Ordnance, and an argument to the contrary is tantamount to a call for disregarding the limited liability of corporate organizations. The weight of the burden imposed by Florida law to establish the elements of a veil-piercing claim is an obligation the U.S. Army cannot carry.

In determining whether a transfer to a third party is invalid, as a fraud on creditors, the Uniform Fraudulent Transfer Act ("UFTA") provides methods to characterize a transfer as fraudulent as to present creditors.[1] Pursuant to §726.105(1)(a), a plaintiff can demonstrate actual fraud.[2] For this purpose, a transfer made or obligation incurred by a debtor is fraudulent as to a creditor, whether the creditor's claim arose before or after the transfer was made or the obligation was incurred, if the debtor made the transfer or incurred the obligation with actual intent to hinder, delay, or defraud any creditor of the debtor.[3] Because actual fraud is difficult to prove, courts look to "badges of fraud" as evidence of fraudulent intent.[4] These badges of fraud are set forth in §726.105(2), which lists eleven non-exclusive factors a court may consider in deciding whether assets were converted with the requisite fraudulent intent.[5] Nonetheless, the guidance fails to indicate the relative priority and weight of each badge of fraud. A single badge of fraud associated with an allegedly fraudulent conveyance will not generally support a finding that a conveyance was made with actual fraudulent intent, but a combination of badges could justify a finding of fraud, as a court will look to the totality of circumstances to determine intent.[6]

---

[1] See generally Fla. Stat. 726.101 et. seq.; §726.105; §726.106; §726.106(1). The proof required to show that a transfer is fraudulent is the preponderance of the evidence standard. Mejia v. Ruiz, 985 So. 2d 1109, 1113 (Fla. Dist. Ct. App. 2008). Unless otherwise indicated, all references to statutory sections are to sections of Chapter 726 of the Florida Statutes, as in effect on the date first set forth above.

[2] Under the UFTA, certain transfers to insiders, within the meaning of §726.102(7), are fraudulent as to existing creditors. An unrelated third-party received the assets of Ordnance and, in turn, this cause of action will not be considered for purposes of this letter.

[3] §726.105(1)(a).

[4] Myers v. Brook, 708 So. 2d 607, 610 (Fla. Dist. Ct. App. 1998).

[5] §726.105(2). In determining actual intent under § 726.105(1)(a), consideration may be given, among other factors, to whether: (1) the transfer was made to an insider; (2) the debtor retained control of the property; (3) the transfer was concealed; (4) the debtor absconded; (5) the debtor concealed assets; and (6) inadequate consideration was provided for the transfer.

[6] Myers v. Brook, 708 So.2d 607, 610 (Fla. 2nd D.C.A. 1998)(citing to Johnson v. Dowell, 592 So.2d 1194, 1197 (Fla. 2nd D.C.A. 1992); In re Seminole Walls & Ceilings Corp., 446 B.R. 572 (Bankr. M.D. Fla. 2011); In re PSI Industries, Inc., 306 B.R. 377 (Bankr. S.D. Fla. 2003); Mejia v. Ruiz, 985 So. 2d 1109 (Fla. Dist. Ct. App. 3d Dist. 2008).

       Further, the UFTA provides two methods under which a plaintiff can demonstrate constructive fraud. A transfer made or obligation incurred by a debtor is fraudulent as to a creditor, whether the creditor's claim arose before or after the transfer was made or the obligation was incurred, if without receiving a reasonably equivalent value in exchange for the transfer or obligation, and the debtor (i) was engaged or was about to engage in a business or a transaction for which the remaining assets of the debtor were unreasonably small in relation to the business or transaction, or (ii) intended to incur, or believed or reasonably should have believed that he or she would incur, debts beyond his or her ability to pay as they became due.[7] A plaintiff may also prove that a transfer made or obligation incurred by a debtor is fraudulent as to a creditor whose claim arose before the transfer was made or the obligation was incurred if the debtor made the transfer or incurred the obligation without receiving a reasonably equivalent value in exchange for the transfer or obligation, and the debtor was insolvent at that time or the debtor became insolvent as a result of the transfer or obligation. [8]

[7] §726.105(1)(b). In determining whether reasonably equivalent value was received in exchange for a transfer of property, courts consider many factors including the good faith of the parties, the disparity between the fair value of the property and what the debtor actually received, and whether the transaction was at arm's length. In determining whether the debtor received reasonably equivalent value, the essential examination is a comparison of "what went out" with "what was received." In re Vilsack, 356 B.R. 546, 553 (Bankr. S.D. Fla. 2006).

[8] §726.106(1). For this purpose, a debtor is insolvent if the sum of the debtor's debts is greater than all of the debtor's assets at fair valuation. §726.103(1). Moreover, a debtor who is generally not paying his or her debts as they become due is presumed to be insolvent. §726.103(2).

Section 726.108(1) provides for the remedies of creditors.[9] A fraudulent conveyance action is simply another creditors' remedy.[10] It is either an action by a creditor against a transferee directed against a particular transaction, which, if declared fraudulent, is set aside thus leaving the creditor free to pursue the asset, or it is an action against a transferee who has received an asset by means of a fraudulent conveyance and should be required to either return the asset or pay for the asset (by way of a judgment and execution).[11] A fraudulent conveyance action, under §726.108, is not an action against a debtor for failure to pay an amount owing from a prior judgment.[12]

A debtor may apply assets to discharge an obligation, thereby lawfully prefer one or more of the debtor's creditors to others even if the debtor thereby intends to defeat the claims of other creditors.[13] The transfer is not rendered illegal by the fact that the preference may operate to the prejudice of other creditors.[14] Indeed, mere proof of the transfer of assets by an insolvent debtor, or one whose insolvency is imminent, to a creditor in payment of an antecedent debt does not, in itself, constitute fraud or show that the transfer was intended by the debtor to defeat the claims of the other creditors.[15] If the purpose of the creditor is to secure the debt and the property transferred is not worth materially more than the debt, the transaction will not ordinarily be considered fraudulent.[16]

Limited liability entities are distinct from their owners, and as a general rule, such owners are not personally liable for their corporate debts and obligations.[17] The Florida Supreme Court has imposed a strict standard upon those wishing to pierce a corporate veil. Generally, the rule is that the corporate veil will not be pierced absent a showing of improper conduct.[18] Under this standard, it must be shown that the corporation was organized or used to mislead creditors or to perpetrate a fraud upon them.[19] Three factors must be proven by a preponderance of the evidence: (1) the shareholder dominated and controlled the corporation to such an extent that the corporation's independent existence was in fact non-existent and the shareholders were in fact alter egos of the corporation; (2) the corporate form must have been used fraudulently or for an improper purpose; and (3) the fraudulent or improper use of the corporate form caused injury to the claimant.[20]

---

[9] Section 726.108(1) provides, in pertinent part, as follows:

(1) In an action for relief against a transfer or obligation under ss. 726.101-726.112, a creditor, subject to the limitations in s. 726.109 may obtain:

(a) Avoidance of the transfer or obligation to the extent necessary to satisfy the creditor's claim;

(b) An attachment or other provisional remedy against the asset transferred or other property of the transferee in accordance with applicable law;

(c) Subject to applicable principles of equity and in accordance with applicable rules of civil procedure:

1. An injunction against further disposition by the debtor or a transferee, or both, of the asset transferred or of other property;

2. Appointment of a receiver to take charge of the asset transferred or of other property of the transferee; or

3. Any other relief the circumstances may require.

(2) If a creditor has obtained a judgment on a claim against the debtor, the creditor, if the court so orders, may levy execution on the asset transferred or its proceeds.

[10] Yusem v. South Fla. Water Mgmt. Dist., 770 So. 2d 746, 749 (Fla. 3d DCA 2000).

[11] *Id.*

[12] *Id.*

[13] Smith v. Hunter, 115 Fla. 698, 155 So. 805 (1934); Jones v. Wear, 111 Fla. 69, 149 So. 345 (1933); Mission Bay Campland, Inc. v. Sumner Financial Corp., 731 F.2d 768 (11th Cir. 1984).

[14] Godard v. Crenshaw, 136 Fla. 78, 186 So. 822 (1938); Vickers v. Glenn, 102 Fla. 535, 136 So. 326 (1931).

[15] Nelson v. Cravero Constructors, Inc., 117 So. 2d 764 (Fla. Dist. Ct. App. 3d Dist. 1960).

[16] *Id*

[17] *See* Dania Jai-Alai Palace, Inc. v. Sykes, 450 So.2d 1114, 1120 (Fla.1984). Courts within the State of Florida have applied the *Dania* standard to entities organized as limited liability companies. *See, e.g.*, 17315 Collins Ave., LLC v. Fortune Dev. Sales Corp., 34 So.3d 166, 168 (Fla. Dist. Ct. App. 2010).

[18] *Dania*, 450 So.2d at 1121.

[19] Id.

[20] In re Hillsborough Holdings Corp., 166 B.R. 461, 468 (Bankr.M.D.Fla.1994) (citing Dania).

Page 4 of 8

   In the parent-subsidiary context, a party seeking to pierce the corporate veil and hold a parent corporation liable for the actions of its subsidiary must prove: (1) that the subsidiary was a mere instrumentality of the parent; and (2) that the parent engaged in improper conduct through its organization or use of the subsidiary.[21] Under Florida law, a parent corporation is not generally liable for the contracts of subsidiaries even though the parent is the sole shareholder.[22] A limited liability entity can be formed for the express purpose of limiting personal exposure to business obligations.[23] Merely taking an active part in the management of the corporation does not automatically constitute control, as used in the "instrumentality" doctrine, by the corporation.[24]

   Florida requires a plaintiff to affirmatively prove fraud or deliberate misconduct in conjunction with a veil-piercing claim.[25] The law does not create a general presumption of fraud or deliberate misconduct.[26] The fact that a claimant has proven under the UFTA intentional misconduct or that a transfer should be deemed fraudulent under one of the statutory provisions thereof does not necessarily indicate that the claimant has established wrongful conduct necessary to pierce a corporate veil.[27] The doctrine of piercing the corporate veil is not itself a cause of action.[28] Thus, a plaintiff cannot seek to pierce the corporate veil until the corporation itself is found liable and the judgment against it is returned unsatisfied.[29]

---

[21] *Dania*, 450 So.2d at 1117-1121; Johnson Enterprises of Jacksonville, Inc. v. FPL Grp., Inc., 162 F.3d 1290, 1320 (11th Cir. 1998*)*; Unijax Inc. v. Factory Insurance Association, 328 So.2d 448 (Fla. 2d DCA 1976); Federated Title Insurers, Inc. v. Ward, 538 So. 2d 890, 891 (Fla. Dist. Ct. App. 1989).

[22] St. Petersburg Sheraton Corp. v. Stuart, 242 So.2d 185, 190 (Fla.Dist.Ct.App.1970); *see* Peacock v. General Motors Acceptance Corp., 432 So.2d 142, 143 (Fla.Dist.Ct.App.1983).

[23] Huttig v. Huffman, 9 So. 2d 506, 507 (1942).

[24] *See* Krivo Indus. Supply Co. v. Nat'l Distillers & Chem. Corp., 483 F.2d 1098, 1105 (5th Cir. 1973).

[25] *Dania*, 450 So.2d at 1121.

[26] *See* Sponholtz v. Sponholtz, 190 So.2d 572 (Fla.1966) (holding "fraud is not presumed" in the case of a fraudulent conveyance).

[27] *See, e.g.* Reflectone, Inc. v. Farrand Optical Co., Inc., 862 F.2d 841, 845 (11th Cir.1989) (applying Florida law and stating that even if the granting of a security interest is a voidable fraudulent conveyance under New York law, "it does not mean that the corporate form is automatically disregarded").

[28] Turner Murphy Co. v. Specialty Constructors, Inc., 659 So. 2d 1242, 1245 (Fla. 1st Dist. Ct. App. 1995).

[29] *See id.*; Advertects, Inc. v. Sawyer Indus., 84 So. 2d 21, 23 (Fla. 1955); Riley v. Fatt, 47 So. 2d 769, 770 (Fla. 1950). A prerequisite to equitable relief is that there be no adequate remedy at law. Until a judgment against a corporation is returned unsatisfied, there may be no basis for piercing the corporate veil in that there may be an adequate remedy at law, namely, enforcing the judgment against the corporation. Accordingly, the corporate veil cannot be pierced unless the corporation has no means of satisfying a judgment against it. *See* Riesen v. Maryland Casualty Co., 14 So. 2d 197, 199 (Fla. 1943).

Florida has severely limited the circumstances under which courts can pierce the corporate veil.[30] The corporate veil has been pierced where the shareholder treated the corporation as nothing more than a sham.[31] Courts have not tolerated a parent's attempt to cause creditors to believe that they were dealing with the parent rather than a subsidiary.[32] A parent corporation was held liable when it caused a subsidiary to enter into a contractual obligation knowing that the subsidiary had no assets, bank accounts, or operating income.[33] However, an improper conversion of corporate property to personal use was not held to be sufficient to pierce the corporate veil where there was no evidence that transactions involving corporate property were done with deliberate intent to mislead creditors.[34] Further, courts do not consider the fact that a corporation was poorly run, resulting in insolvency, alone sufficient to constitute improper conduct.[35]

In the instant case, the U.S. Army is unlikely to present sufficient evidence to prevail under a theory of fraudulent conveyance based on actual fraud under section 726.105(1)(a) or as constructive fraud pursuant to sections 726.105(1)(b) and § 726.106(1). With respect to a claim of actual fraud, insufficient badges of fraud exist to determine that the Transfer was a fraudulent transfer. First, the Transfer was made to an unrelated third party, not an insider, on an arm's length basis. Second, the value of the consideration received by Ordnance was equal to the fair market value of the assets transferred. Third, there was no attempt to conceal the transfer or remove or conceal assets. Fourth, Ordnance did not retain possession or control of the assets after the Transfer. Fifth, the proceeds from the Transfer went primarily to satisfy third party secured indebtedness and, to a much lesser extent, other indebtedness. Last, the Transfer was implemented to divest the business of Ordnance to realign the interests and focus of the group towards a strategy for growth and value-creation. With respect to a claim of constructive fraud, neither avenue is open to the U.S. Army. The value of the consideration received by Ordnance was equal to the fair market value of the assets transferred. The Transfer was intended to divest the interest in the business of Ordnance, as management determined that the disposition was consistent with the operational and strategic objective of the group. Thus, it will be unlikely that a court will find the Transfer fraudulent under either actual or constructive fraud theories under the UFTA.

Assuming, *arguendo*, that the U.S. Army prevails under the UFTA, a fraudulent conveyance action is not an action against a debtor nor Bulova and its subsidiaries for failure to pay an amount owing from a prior judgment. Neither Bulova nor its subsidiaries contemplated distributing or otherwise disbursing the proceeds to members of the group. Therefore, there is no basis under a fraudulent conveyance theory to hold Ordnance or any Company liable, as the remedy would be imposed against the third party transferee.

[30] Becherer v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 43 F.3d 1054, 1064 (6th Cir. 1995).

[31] Futch v. Head, 511 So. 2d 314 (Fla. Dist. Ct. App. 1987).

[32] Rollins, Inc. v. Heller, 454 So. 2d 580 (Fla. Dist. Ct. App. 1984).

[33] Ocala Breeders' Sales Co. v. Hialeah, Inc., 735 So. 2d 542 (Fla. Dist. Ct. App. 1999).

[34] Mason v. E. Speer & Associates, Inc., 846 So. 2d 529, 533-34 (Fla. Dist. Ct. App. 2003).

[35] Riley, 47 So. 2d at 773.

Further, the U.S. Army is unlikely to prevail in establishing the elements of a veil-piercing claim. As a predicate matter, the U.S. Army must seek a judgment against Ordnance that is return unsatisfied. To the extent Ordnance is unable to satisfy the judgment, its inability to do so is a function of its operating capabilities, not any affirmative action taken by Bulova. The parties at issue are separate legal entities and contracts made by a subsidiary corporation do not bind a parent merely because one corporation owns all of the interests of the other entity. No Company is a signatory party to the agreement between the U.S. Army and Ordnance or assumed any obligations related thereto. The U.S. Army voluntarily entered into a contract with Ordnance, with full knowledge of its corporate form and the limited liability associated with it. Accordingly, there is no obligor the U.S. Army is permitted to substitute under these facts absent a showing of domination and improper conduct, discussed *infra*.

To pierce the corporate veil under Florida law, a plaintiff is required to prove that Ordnance was a mere instrumentality of Bulova, Bulova engaged in improper conduct, and improper use of the corporate form caused injury to the U.S. Army. Control required for liability of the dominant corporation under the "instrumentality" rule would have to amount to total domination of Ordnance, to extent that it manifests no separate corporate interest of its own and functions solely to achieve the purposes of Bulova. Bulova did not establish Ordnance to conduct manufacturing and sales activities solely for the benefit of Bulova. There is no indication at all that any of the funds or assets of Ordnance have reached Bulova or been consumed by it for its personal use. The books of each entity were kept separately. Matters of business policy were directed and controlled by a board of directors of Ordnance acting as such, not by the officers of Bulova. It is accepted that an affiliated group of corporations will have transactions and contacts with each other, but whether singly or in combination, these normal incidents of the parent-subsidiary relationship do not rise to the level of manipulation and control. The various dealings between the companies were carried out with due regard for the separate existence and interests of each, with all necessary corporate formalities being observed. There is no evidence of intermingling or commingling of funds or of any improper loans between the two entities. As such, the U.S. Army is unlikely to establish control by Bulova over Ordnance to the degree necessary to make it a mere instrumentality of Bulova.

Further, Ordnance was not organized or employed by Bulova to mislead creditors or to work a fraud on them. Ordnance was lawfully organized in the state of Florida on 22 August 2005 for the legitimate business purpose of manufacturing products for use by the military. No evidence suggests it was created to deliberately escape contract liability—and certainly not liability from the weapons manufacturing contract at issue, which Ordnance did not even enter with the U.S. Army until 2009. There is no evidence that Bulova drained Ordnance of its assets, even after they had knowledge of the potential liability under the contract with the U.S. Army. Even if the U.S. Army prevails under the UFTA, no actual or constructive fraud is imputed on the owner as a matter of law to establish wrongful conduct. No evidence suggest the Bulva directed the sale of the assets of Ordnance for the purpose of evading potential contractual liabilities.

There is no evidence of manipulation or undue control by Bulova, and an argument to the contrary is tantamount to a call for disregarding the limited liability of corporate organizations whenever a closely-held entity becomes confronted with potential contractual liabilities that could exceed its assets. Such an expansive view of the veil-piercing doctrine is not permitted by *Dania*. Thus, the U.S. Army is unlikely to prevail on claims dependent on piercing the corporate veil.

Page 7 of 8

The Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Craig Schnee
Craig Schnee
General Counsel

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